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Andrew D. Hudders

212-907-7349

ahudders@golenbock.com

December 23, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Life Sciences

Attn: Jordan Nimitz, Esq.

Re:	TC BioPharm (Holdings) Ltd.
Amendment No 2. To Registration Statement on Form F-1
Filed October 27, 2021
CIK: No. 0001872812
Office of Life Sciences

Dear Ms. Nimitz:

On behalf of TC BioPharm (Holdings) Ltd. (the “Company”), we are responding to the letter, dated November 5, 2021 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to its filed Registration Statement on Form F-1, which amendment was filed October 27, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting an Amendment No. 2 (“Amendment”) to the Registration Statement on Form F-1 with the Securities and Exchange Commission. For ease of reference, set forth below are the comments of the Staff as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Amendment unless defined herein.

We want to point out that the Company now is registering American Depositary Shares (“ADS”), through the Bank of New York Mellon (“BNY”). The change to ADSs has been necessitated by issues regarding the application of United Kingdom stamp tax to the transfer and trading of the ordinary shares of the Company, which makes it extremely difficult for companies in the United Kingdom jurisdiction to issue their ordinary shares directly for sale and trading in a non-United Kingdom public market. Therefore, the intermediary of a depositary is necessary, which for the Company will be BNY. Also, the offering will include a warrant component, which the underwriter has requested to be part of the securities to be sold.

This version of the Registration Statement has been amended throughout to reflect that ADSs and warrants are being registered and sold to investors.

The Company has authorized us to respond to the Comment Letter as follows:

Amendment No. 1 on Form F-1 filed October 27, 2021

How can GD-Ts be used to treat disease?, page 70

1.	We note your response to our prior comment 6 and your revisions. Please provide a brief definition of “transduction” where the term first appears on page 70.

Company Response:

The Company has now provided the following brief description of transduction at the appropriate point in the prospectus:

“Transduction is the process by which DNA is transferred from one cell to another by a virus; in this specific case DNA is introduced via a viral vector (a tool commonly used by molecular biologists to deliver genetic material).”

Clinical Outcome, page 75

2.	We note your response to our prior comment 7 and your revisions. Please revise your disclosure of the QLQ-C30 results to include a brief statement of the meaning of a lower or higher QoL score. As currently written, it is unclear whether a decrease in average QoL scores is positively or negatively associated with quality of life.

Company Response:

The Company has annotated the existing text to clarify the meaning of a lower or higher QoL score.

Description of Share Capital and Articles of Association, page 109

3.	We note your estimated offering price range is $7 and $9 per share with a mid-point of $8 per share. As previously requested, please explain to us the reasons for any differences between the recent valuation of your ordinary shares leading up to the planned initial public offering and the midpoint of your estimated offering price range, This information will help facilitate our review of your accounting for equity issuances.

Company Response:

We previously responded to this comment by a separate letter, filed on EDGAR on December 6, 2021.

If there are any questions concerning the above, please contact either the Company representatives or the undersigned at ahudders@golenbock.com or 212-907-7349.

Very truly yours,

/s/ Andrew D. Hudders
Andrew D. Hudders

Attachment

cc:	Martin Thorp, TC BioPharm Limited
Toby Rintoul, TC BioPharm Limited
Joseph Lucosky, Lucosky Brookman LLP